EXHIBIT 11

Radian Group Inc.

Schedule of Net Income per Share

	Three Months Ended March 31
(In thousands, except per-share amounts and market prices)	2006	2005
Net income	$163,698	$115,612
Interest expense on convertible senior debentures (net of tax)	—	802

Net income available to common stockholders	$163,698	$116,414

Average diluted stock options outstanding	4,468.3	5,120.7
Average exercise price per share	$43.12	$36.70
Average market price per share—diluted basis	$57.84	$49.10

Average common shares outstanding	82,937	89,488
Increase in shares due to exercise of options—diluted basis	770	972
Increase in shares-contingently convertible debt	—	3,798

Adjusted shares outstanding—diluted	83,707	94,258

Net income per share—basic	$1.97	$1.29

Net income per share—diluted	$1.96	$1.24